04/03 '03 TUE 12:37 FAX 001

82-1565

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
[redacted]

03 MAR 11 AM 7:21

03007349

FACSIMILE

To:	OFFICE OF INTERNATIONAL CC[illegible]
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	4 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

SUPPL

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Attach:

dlw 3/12

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

4 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Limited (**Goodman Fielder**) ordinary shares (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002 (**Bidder's Statement**).

Burns Philp announced earlier today that it was entering into a new A$1.35 billion nine month term loan facility which would be available to fund acceptances of the Offer, if the Offer is declared unconditional (the **New Facility**).

Burns Philp announces that BPC1 and its financiers, Credit Suisse First Boston, BOS International (Australia) Limited, Rabo Australia Limited and Australia and New Zealand Banking Group Limited have now executed the New Facility.

Burns Philp will set out the details of the New Facility in a Fourth Supplementary Bidder's Statement, which Burns Philp will lodge with ASIC as soon as practicable.

Yours sincerely

HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**4 March 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**2 pages (including cover sheet)**

TAKEOVER BID FOR GOODMAN FIELDER LIMITED - BROKER HANDLING FEES

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

4 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

TAKEOVER BID FOR GOODMAN FIELDER LIMITED – BROKER HANDLING FEES

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Limited (**Goodman Fielder**) ordinary shares (the **Offer**).

Burns Philp confirms that, if the Offer becomes or is declared unconditional, Burns Philp will pay a commission to participating organisations of the Australian Stock Exchange Limited (**Brokers**) of 0.75% of the amount payable by Burns Philp upon acceptance of the Offer by Goodman Fielder retail shareholders from today and until the scheduled close of the Offer on 28 March 2003. A retail shareholder is one that held less than 200,000 Goodman Fielder shares as at 4 March 2003. The maximum fee payable in respect of any acceptance by a shareholder is $750.

The fee is payable to Brokers only and no part of the fee can be passed on or paid to Goodman Fielder shareholders. Brokers are not entitled to receive the fee in respect of any Goodman Fielder shares in which they, or any associate, holds a relevant interest (within the meaning of those terms in the Corporations Act).

The fee is payable within 14 days of production of an acceptance form bearing the brokers stamp or, in the case of CHESS holdings, other written confirmation acceptable to Burns Philp that the Broker is the Controlling Participant who has initiated the acceptance in relation to the parcel concerned. No fee is payable in respect of acceptances that are withdrawn. Burns Philp reserves the right to aggregate any acceptances in determining the handling fees payable to any Broker if Burns Philp believes that a party has structured holdings of Goodman Fielder shares to take advantage of the handling fee.

Yours sincerely

<u>HELEN GOLDING</u>
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

03 MAR 11 AM 7:21

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**4 March 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

4 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Limited (**Goodman Fielder**) ordinary shares (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002 (**Bidder's Statement**).

Proposal to waive Conditions

Burns Philp announces that it has successfully completed negotiations with its financiers (Credit Suisse First Boston, BOS International (Australia) Limited, Rabo Australia Limited and Australia and New Zealand Banking Group Limited that are providing the new facility referred to below) under which the financiers will provide Burns Philp with a consent to waive those conditions to the Offer that currently require financiers' consent, (being the 90% minimum acceptance condition (clause 9.6(l)), the financing condition (clause 9.6(q)), the regulatory action condition (clause 9.6(f)) and Goodman Fielder material adverse change condition (clause 9.6(j)) provided that:

- Burns Philp receives acceptances of the Offer taking its relevant interest to more than 50% of Goodman Fielder shares (on a fully diluted basis) on or before 5:00pm on Monday 10 March 2003; and

- following Burns Philp's receipt of these acceptances, on Tuesday 11 March 2003 or as soon as practicable thereafter, the Board of Goodman Fielder appoints Burns Philp's nominees as directors of Goodman Fielder giving Burns Philp majority representation on the Board of Goodman Fielder.

If no condition of the Offer has been triggered and no withdrawals have taken Burns Philp's relevant interest below 51%, then on Tuesday 11 March 2003, contemporaneous with the appointment of the Burns Philp nominees as a majority of the Goodman Fielder board, Burns Philp will declare the Offer unconditional and will pay all acceptances already received at the time of this announcement within 21 days and all new acceptances within 21 days of a valid acceptance being received.

New Facility

In connection with the above proposal, Burns Philp is entering into a new facility which will be available to fund acceptances of the Offer and for related purposes.

The new facility is a A$1.35 billion nine month term loan which, together with the NZ capital notes bridge loan and cash on hand, will be used to pay for acceptances.

Burns Philp will lodge with ASIC as soon as practicable a Fourth Supplementary Bidder's Statement which:

- describes the conditions precedent to draw down and events of default under the new facility and the NZ capital notes bridge loan; and
- sets out certain changes to Burns Philp's intentions (as set out in the Bidder's Statement) and the impact on Goodman Fielder in the event that Burns Philp acquires control but less than 100% of Goodman Fielder.

Yours sincerely

HELEN GOLDING
Company Secretary